PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

15th April 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 15th April 2008.

"Indonesia - Signature of Gas Sales Agreements"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dw 5/14

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Indonesia – Signature of Gas Sales Agreements

Further to the signing of Heads of Agreements for gas sales from Premier's operated West Natuna Sea Block A in Q4 2007; we are delighted to announce that three fully termed Gas Sales Agreements have been signed in Jakarta.

The three contracts are with Sembcorp Gas Pte Ltd. (Sembcorp), PT Pelayanan Listrik Nasional Batam (PLN) and PT Universal Batam Energy (UBE) for a total volume of 125 billion British thermal units per day ("BBtud") with options for a further 13 BBtud.

The contracts are "life of field" contracts and deliveries are expected to commence from the Gajah Baru field on West Natuna Sea Block A, offshore Indonesia in 2010.

Premier (28.67%) operates Natuna Sea Block A on behalf of its Partners, KUFPEC (33.33%), Hess (23%) and PETRONAS (15%).

Simon Lockett, Premier's Chief Executive, commented:

"We are delighted to have progressed from Heads of Agreement to fully termed Gas Sales Agreements in such a short period of time. Indonesian regulatory approval of the plan of development for Gajah Baru has been received and we will progress this significant development towards first gas targeted for 2010. This underlines Premier's growth profile to 50,000 boepd by the end of 2010.

We are also pleased to note the signing of a Gas Sales Agreement between Medco E&P Malaka and PLN for the supply of 15bbtu/d of gas from North Sumatra Block A PSC in Indonesia in which Premier holds a 41.67% stake."

15 April 2008

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Neil Hawkings
Robin Allan

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Notes to Editors

Premier is the operator of Natuna Sea Block A with a 28.67% interest and Natuna Sea Block A is a 36.9% owner of the WNTS pipeline. Premier also holds an 18.75% interest in the Kakap field.

Since January 2001, Premier has supplied gas from Natuna Sea Block A for domestic power generation through the WNTS pipeline into Singapore. At present, gas production from Natuna Sea Block A is around 130 BBtu per day.

END